Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

WESTERN COPPER CORPORATION
2050-1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Canada

Item 2	Date of Material Change

The date of material change is November 24, 2006 after market close.

Item 3	News Release

The date of the news release issued pursuant to section 7.1 of National Instrument 51–102 with respect to the material change disclosed in this report is November 27, 2006.

Item 4	Summary of Material Change

Western Copper Corporation (TSX: WRN) (“Western”) announced that the shareholders of Lumina Resources Inc. (TSX: LUR) (“Lumina”), approved the merger of Western and Lumina at the Special Meeting of Shareholders held in Vancouver on November 24, 2006.

Item 5	Full Description of Material Change

VANCOUVER, BRITISH COLUMBIA - Western Copper Corporation (TSX: WRN) (“Western”) announced that the shareholders of Lumina Resources Inc. (TSX: LUR) (“Lumina”), at the Special Meeting of Shareholders held in Vancouver on November 24, 2006, approved the merger of Western and Lumina.

The special resolution approving the plan of arrangement (“Arrangement”) was passed by 100 % of the 12.2 million votes cast at the meeting.

Provided that the Supreme Court of British Columbia approves the transaction on November 27, 2006, closing is expected to occur on November 30, 2006. Lumina’s shares are expected to cease trading on the Toronto Stock Exchange shortly following the closing of the Arrangement.

Pursuant to the Arrangement, holders of Lumina common shares and options will exchange their Lumina common shares and options for Western common shares and options on a one for one basis. Western shareholders, warrant holders and option holders will continue to hold, respectively, their existing common shares, warrants, or options.

“Dale Corman”
F. Dale Corman
President and C.E.O.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

DAVID JENSEN
Vice President of Corporate Development
Tel: (604) 684-9497

Item 9	Date of Report

This Report is dated November 29, 2006.

Item 10	Statement of Senior Officer

The undersigned, Vice-president of Corporate Development of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. as of the 29th day of November, 2006.

“David Jensen”